VINCO VENTURES, INC.

1 WEST BROAD STREET, SUITE 1004

BETHLEHEM, PA 18018

February 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vinco Ventures, Inc.
Registration Statement on Form S-1 (File No. 333-252819)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Vinco Ventures, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 3:00 p.m. Eastern Time on Tuesday, February 16, 2021, or as soon thereafter as possible.

Very truly yours,

Vinco Ventures, Inc.

/s/ Christopher B. Ferguson
Christopher B. Ferguson
Chief Executive Officer